Mail Stop 3561

				July 7, 2005

By Facsimile and U.S. Mail

Mr. Evan J. Griffith
Chief Executive Officer
Chugach Electric Association, Inc
5601 Electron Dr.
Anchorage, Alaska 99518

		Re:	Chugach Electric Association, Inc
			Form 10-K for the year ended December 31, 2004
			Filed March 31, 2005
			File No. 3-42125

Dear Mr. Griffith:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

1. You indicate that the $17.2 million increase in revenues from fiscal year 2004 compared to fiscal year 2003 was due to increased sales and higher fuel costs. Please discuss the business reason(s)
for the increase in sales and quantify changes resulting from increase sales and higher fuel surcharge pass through. To the extent you have different tariffs by class of customer, you could provide
a
discussion of changes in revenue by class of customer and include your residential and commercial customers that comprise your retail
sales.   Similarly, it would be informative to the user to see the
extent to which the margin fromWholesale and Economy Energy sales contributed to covering your fixed costs. Please provide some type of table that contrasts revenues from such bulk sales with the related direct variable costs. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

2. Please tell us how you recognize fuel expense in your Statements of Revenues and Expenses. If you do not recognize actual fuel expense but instead recognize the approved amount with the difference from actual reflected as a fuel over/under recovery in the balance sheet, please expand your fuel discussion to indicate fluctuation fuel prices affect fuel expense. Further, you should quantify the price versus volume variances you mention in your fuel expense discussion.

3. You indicate that the increase in power production expense in
2004
was due, in part, to the update of the method in which you record maintenance costs. Please tell us why you believe it is appropriate to reclassify only the current period and not the prior periods to conform to current period presentation. In this regard, you should explain to us how you changed your method by which maintenance costs are recorded. To the extent you were previously capitalizing maintenance costs, please explain your basis in GAAP.

4. When you discuss the increase in purchased power costs, you should provide a price volume analysis to illustrate the effect of higher fuel costs and increased demand.


5. It appears that you record the retirement of capital credits and estate payments in your balance sheets based on the amounts paid rather than the amounts authorized. Please tell us why you believe that such treatment is appropriate or revise your accounting treatment accordingly in future filings.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

6. We note that your sensitivity analysis with respect to market risk from changes in interest rates is limited to the variable rate debt of $5.9 million which matures in 2005. Please revise your sensitivity analysis for changes in interest rates to include all of your variable rate debt or tell us why you believe your current disclosure is appropriate.

Notes to Financial Statements

Note 1. Description of Business and Significant Accounting
Policies

7. You indicate you performed an impairment analysis of certain generation assets and determined that impairment existed. You wrote
the asset down to its estimated salvage value.   We are unable to
determine whether the impairment was based on held and used or based on disposing such assets. Your write-down to net realizable value suggests the latter. If so, please provide the disclosure required by paragraph 47.a of SFAS 144. If otherwise, please provide the disclosure required by paragraph 26.a of SFAS 144.

8. Please disclose your accounting policy for pass through taxes or excise taxes. Your disclosure should indicate whether you are presenting your collections and payments of these taxes on a gross or net basis. If they are presented on a gross basis, also disclose the amounts of excise taxes included in each revenue and expense caption.
See rule 5-03.1 of Regulation S-X.

9. We assume you do not accrue for unbilled revenue because the RCA has set rates based on a test period that excludes unbilled revenues.
If otherwise, please explain. Please tell us how you ensure generation based expenses, such as fuel, are properly matched against the related revenues. We may have further comment.

Note 5. Deferred Charges

10. It appears this caption contains regulatory assets as defined by
SFAS 71. Further it is not clear whether Note 10 contains regulatory liabilities. The staff has historically requested a summarization of regulatory assets and liabilities in one footnote to allow the reader to gauge the effects of regulation on the utility. Your presentation of the detail of deferred charges and credits supporting the related balance sheet captions is useful information. Please make it clear which items in the notes and over/under recovered fuel costs are regulatory assets or liabilities in future disclosures. We presume your rates are set such that the cost of capital is included in determining such rates. If otherwise, please advise. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, please tell us and disclose in future filings the nature and amounts of each of these assets and the remaining recovery period associated with each of them. This also includes over/under recovery of fuel. Refer to the requirements of paragraph
20 of SFAS 71.

11. We note that you have unclaimed capital credit retirement of
$6.8
million as of December 31, 2004 and $6.5 million as of December
31,
2003. If, as we believe, that such amounts have not been paid because proper account identification cannot be made, please tell us whether such unclaimed amounts are subject to abandoned property laws. If so, please tell us how you determined it is appropriate to record such unclaimed amounts as a component of equity rather than a liability.

Note  8.  Debt

12. We note that your auction rate bond is subject to optional and mandatory redemption under certain circumstances. Please tell us why you believe that classification of your auction rate bond as a long-term liability is appropriate with due regard to EITF Topic D-61. In doing so, please tell us the following;

* under what circumstances the debt holder may redeem your auction rate bond, irrespective of the likelihood;

* The timeframe in which the debt holder may give notice to redeem the bonds;

* Whether the bond is subject to a best-efforts remarketing agreement such that you might be obligated to pay off the debt if the agent is unable to remarket the debt, irrespective of the likelihood; or

* If you have given any support that provides protection to the debt holder in the event that the redeemed debt cannot be remarketed.

		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments,
please
direct them to John Cannarella, Staff Accountant, at (202) 551-
3337
or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director, at (202) 551-3725.

                Sincerely,



		          Jim Allegretto
                                  Sr. Assistant Chief Accountant
`


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Mr. Evan J. Griffith
Chugach Electric Association, Inc.
July 7, 2005
Page 5